UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-42100

RAYTECH HOLDING LIMITED

(Exact name of registrant as specified in its charter)

Unit 609, 6/F, Nan Fung Commercial Centre,

No.19 Lam Lok Street, Kowloon Bay, Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Attached Raytech Holding Limited’s (i) Unaudited Interim Condensed Consolidated Financial Statements with notes as of September 30, 2025, and (ii) the corresponding Management’s Discussion And Analysis Of Financial Condition And Results Of Operations section.

The contents of this Report on Form 6-K are hereby incorporated by reference into the Company’s registration statement on Form F-3 (Registration No. 333-290696) of the Company, that was initially filed with the SEC on October 3, 2025, and declared effective by the SEC on December 18, 2025.

Exhibits

Exhibit No.	Description
99.1	Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2025
99.2	Management’s Discussion And Analysis Of Financial Condition And Results Of Operations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Raytech Holding Limited

Date: January 15, 2026	By:	/s/ Tim Hoi Ching
	Name:	Tim Hoi Ching
	Title:	Chief Executive Officer

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